--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                                    Form 11-K
                                ----------------

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1998


                          Commission File Number 1-8097


                               ENSCO Savings Plan
                            (Full title of the plan)



                        ENSCO International Incorporated
                               2700 Fountain Place
                                1445 Ross Avenue
                            Dallas, Texas 75202-2792
           (Name and address of principal executive office of issuer)



--------------------------------------------------------------------------------

The financial statements listed in the accompanying table of contents on the following page are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         ENSCO Savings Plan

Date:  June 25, 1999                     /s/ William S. Chadwick, Jr.
                                         ----------------------------
                                         By: William S. Chadwick, Jr.
                                             Plan Administrator

                               ENSCO SAVINGS PLAN
      TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION



                                                                           Page
                                                                           ----

Financial Statements:

     Report of Independent Accountants                                        1

     Statement of Net Assets Available for Plan Benefits, with
       Fund Information at December 31, 1998                                  2

     Statement of Net Assets Available for Plan Benefits, with
       Fund Information at December 31, 1997                                  3

     Statement of Changes in Net Assets Available for Plan Benefits,
       with Fund Information - Year Ended December 31, 1998                   4

     Notes to Financial Statements                                            5

Additional Information:

     Schedule I    -    Schedule of Assets Held for Investment Purposes      11

     Schedule II   -    Schedule of Reportable Transactions                  12

Exhibits:

     Consent of Independent Accountants                                      14

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


To the Participants and Administrator of the ENSCO Savings Plan

In our opinion, the accompanying statements of net assets available for benefits, with fund information, and the related statement of changes in net assets available for benefits, with fund information, present fairly, in all material respects, the net assets available for benefits of the ENSCO Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The additional information and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP
    --------------------------
    PricewaterhouseCoopers LLP

Dallas, Texas
June 18, 1999


                                                           ENSCO SAVINGS PLAN

                               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                                          AT DECEMBER 31, 1998


                                                                    Fund Information
                                    -----------------------------------------------------------------------
                                                   Blended
                                     Company       Stable                 Spectrum    Spectrum      Loan
                                      Stock        Value      Balanced     Income      Growth       Fund      Other      Total
                                    ----------   ----------  ----------  ----------  ----------  ----------  -------  -----------
ASSETS:
 Cash and cash equivalents .......  $        -   $        -  $        -  $        -  $        -  $        -  $11,229  $    11,229
 Receivables:
  Participant contributions ......      52,196       31,330      14,467      13,765      27,942           -        -      139,700
  Participant loan payments ......       7,601        4,665       1,450       1,378       2,627           -        -       17,721
  Employer contributions .........   2,382,737    3,446,643     706,937     650,494   1,220,107           -        -    8,406,918
 Investments, at fair value ......   9,087,146            -   3,339,577   2,435,748   7,069,083           -        -   21,931,554
 Loans to participants ...........           -            -           -           -           -   1,506,882        -    1,506,882
 Investments, at contract value:
  The Prudential Insurance Co. of
     America Contract GA-6436 ....           -    3,021,065           -           -           -           -        -    3,021,065
  T. Rowe Price Stable Value
     Common Trust Fund ...........           -   14,292,572           -           -           -           -        -   14,292,572
                                   -----------  -----------  ----------  ----------  ----------  ----------  -------   ----------
     Total investments ...........   9,087,146   17,313,637   3,339,577   2,435,748   7,069,083   1,506,882        -   40,752,073
                                   -----------  -----------  ----------  ----------  ----------  ----------  -------  -----------
      Total assets ...............  11,529,680   20,796,275   4,062,431   3,101,385   8,319,759   1,506,882   11,229   49,327,641
                                   -----------  -----------  ----------  ----------  ----------  ----------  -------  -----------

LIABILITIES:
 Other payables ..................           -      442,088           -           -           -           -        -      442,088
                                   -----------  -----------  ----------  ----------  ----------  ----------  -------  -----------
       Total liabilities .........           -      442,088           -           -           -           -        -      442,088
                                   -----------  -----------  ----------  ----------  ----------  ----------  -------  -----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS ....................... $11,529,680  $20,354,187  $4,062,431  $3,101,385  $8,319,759  $1,506,882  $11,229  $48,885,553
                                   ===========  ===========  ==========  ==========  ==========  ==========  =======  ===========

                                 The accompanying notes are an integral part of these financial statements.


                                                           ENSCO SAVINGS PLAN

                               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                                          AT DECEMBER 31, 1997



                                                                    Fund Information
                                     ------------------------------------------------------------------------

                                       Company      Blended                   Spectrum     Spectrum
                                        Stock     Stable Value   Balanced      Income       Growth        Loan
                                        Fund          Fund         Fund         Fund         Fund         Fund         Total
                                     -----------   ----------   ----------   ----------   ----------     ------    ------------
ASSETS:
 Receivables:
   Participant contributions........ $    43,350   $   15,114   $    6,781   $    7,380   $   16,658     $    -     $    89,283
   Employer contributions...........   1,946,503    2,953,135      567,976      531,674    1,070,731          -       7,070,019
 Investments, at fair value.........  17,396,798            -    2,066,646    1,484,361    5,278,037          -      26,225,842
 Loans to participants..............           -            -            -            -            -      4,061           4,061
  Investments, at contract value:
   The Prudential Insurance Co. of
    America Investment Contract
    GA-6436.........................           -    5,455,797            -            -            -          -       5,455,797
   T. Rowe Price Stable Value Common
    Trust Fund......................           -    8,627,567            -            -            -          -       8,627,567
                                     -----------  -----------    ---------   ----------   ----------     ------     -----------
       Total investments............  17,396,798   14,083,364    2,066,646    1,484,361    5,278,037      4,061      40,313,267
                                     -----------  -----------   ----------   ----------   ----------     ------     -----------
         Total assets..............   19,386,651   17,051,613    2,641,403    2,023,415    6,365,426      4,061      47,472,569
                                     -----------  -----------   ----------   ----------   ----------     ------     -----------

LIABILITIES:
 Other payables....................            -      250,912            -            -            -          -         250,912
                                     -----------  -----------   ----------   ----------   ----------     ------    ------------
         Total liabilities.........            -      250,912            -            -            -          -         250,912
                                     -----------  -----------   ----------   ----------   ----------     ------    ------------

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS                            $19,386,651  $16,800,701   $2,641,403   $2,023,415   $6,365,426     $4,061     $47,221,657
                                     ===========  ===========   ==========   ==========   ==========     ======     ===========

                                   The  accompanying  notes are an integral  part of these financial statements.


                                                           ENSCO SAVINGS PLAN

                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                                      YEAR ENDED DECEMBER 31, 1998


                                                                  Fund Information
                                    ----------------------------------------------------------------------
                                                  Blended
                                     Company      Stable                Spectrum    Spectrum      Loan
                                      Stock       Value     Balanced     Income      Growth       Fund         Other       Total
                                   -----------  ----------  ----------  ----------  ----------  ----------    -------   -----------
ADDITIONS TO NET ASSETS ATTRIBUTED
  TO:
 Interest and dividends .......... $   107,243  $  944,484  $  101,503  $  174,381  $  611,154   $        -   $   262   $ 1,939,027
 Participant contributions .......   1,654,814   1,340,398     471,798     478,046     990,265            -         -     4,935,321
 Employer contributions ..........   5,005,878   3,447,564     707,244     651,414   1,220,414            -         -    11,032,514
 Loans to participants ...........           -           -           -           -           -    1,775,972         -     1,775,972
 Accrued loan principal payments .       5,649       3,460       1,130         984       1,934            -         -        13,157
 Net appreciation (depreciation)
    in the fair value of
    investments .................. (14,079,949)          -     318,743     (34,528)    166,769            -         -   (13,628,965)
                                  ------------ -----------  ----------  ----------  ----------   ----------   -------   -----------
         Total additions .........  (7,306,365)  5,735,906   1,600,418   1,270,297   2,990,536    1,775,972       262     6,067,026
                                  ------------ -----------  ----------  ----------  ----------   ----------   -------   -----------

DEDUCTION  FROM  NET  ASSETS
  ATTRIBUTED TO:
  Distributions to participants ..     607,687    1,355,782     128,708     145,453     318,801      55,277         -     2,611,708
  Loan withdrawals ...............     737,105      586,044     117,320     111,053     224,450           -         -     1,775,972
  Loan fees ......................       6,109        5,230       1,374         831       1,906           -         -        15,450
                                   -----------  -----------  ----------  ----------  ----------  ----------   -------   -----------
        Total deductions .........   1,350,901    1,947,056     247,402     257,337     545,157      55,277         -     4,403,130
                                   -----------  -----------  ----------  ----------  ----------  ----------   -------   -----------

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFER .............  (8,657,266)   3,788,850   1,353,016   1,012,960   2,445,379   1,720,695       262     1,663,896
  Interfund transfers ............     800,295     (235,364)     68,012      65,010    (491,046)   (217,874)   10,967             -
                                   -----------  -----------  ----------  ----------  ----------  ----------   -------   -----------

NET ADDITIONS (DEDUCTIONS) .......  (7,856,971)   3,553,486   1,421,028   1,077,970   1,954,333   1,502,821    11,229     1,663,896

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS:
  Beginning of year ..............  19,386,651   16,800,701   2,641,403   2,023,415   6,365,426       4,061         -    47,221,657
                                   -----------  -----------   ---------  -----------  ---------  ----------   -------   -----------

  End of year .................... $11,529,680  $20,354,187  $4,062,431  $3,101,385  $8,319,759  $1,506,882   $11,229   $48,885,553
                                   ===========  ===========  ==========  ==========  ==========  ==========   =======   ===========

                                 The accompanying notes are an integral part ofthese financial statements.

                               ENSCO SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.  PLAN ORGANIZATION AND DESCRIPTION

The ENSCO Savings Plan (the "Plan") is a defined contribution tax deferred savings plan available to employees of ENSCO International Incorporated and subsidiary companies (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On June 12, 1996, the Company acquired DUAL DRILLING COMPANY ("Dual"). Dual provided a deferred contribution plan to its employees, DUAL DRILLING COMPANY Employees' Tax Deferred/Thrift Savings Plan and Trust, which the Company anticipates merging into the Plan upon appropriate government and regulatory approval.

The Plan was established to provide a retirement benefit for employees through a Company profit sharing contribution and matching contributions based on employee contributions, and to promote and encourage employees to provide additional security and income for their retirement through a systematic savings program. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participation
-------------

Employees of the Company may participate in the Plan upon completing certain service requirements, except for those employees, if any, who already receive retirement benefits in connection with a collective bargaining agreement and certain nonresident employees. Eligible employees may elect to participate in the employee savings feature of the Plan after completing a three-month period of service with the Company ("Savings Participants"). Eligible employees automatically participate in the profit sharing feature of the Plan after completing a twelve-month period of service with the Company.

Effective January 1, 1997, the entry date with respect to an eligible employee's ability to make 401(k) contributions is the first business day of the month following the month during which the employee satisfies eligibility and participation requirements. Formerly, the entry date an eligible employee was permitted to begin making 401(k) contributions was on January 1 or July 1.

Contributions
-------------

Savings Participants may elect to make contributions to the Plan by salary deferrals ("Savings Contributions"), which qualify for tax deferment under
Section 401(k) of the Internal Revenue Code ("the Code"). Savings Contributions are generally limited to the lesser of 10% of the Savings Participant's compensation, or the annual dollar limitation set forth in Section 402(g) of the Code ($10,000 for the year ended December 31, 1998). Within certain limits, as defined in the Plan, Savings Participants may elect to increase, decrease or suspend their Savings Contributions and corresponding salary deductions.

At the discretion of its Board of Directors, the Company may make contributions to the Plan for the benefit of Savings Participants ("Matching Contributions"). Matching Contributions may be made by the Company in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. Matching Contributions, which are made to the Company Stock Fund, are allocated to individual Savings Participants pro rata based on their respective Savings Contributions for the Plan year, limited to 6% of their compensation as defined by the Plan document. The Company made Matching Contributions to active participant employee accounts equal to 100% of the first 3% contributed by each individual participant and 50% of the second 3% contributed by each individual participant for the years 1998 and 1997.

Total Matching Contributions for the year ended December 31, 1998 were $2.7 million.

At the discretion of its Board of Directors, the Company may also make annual contributions to the Plan for the benefit of all eligible employees ("Profit Sharing Contributions"). The Company may make Profit Sharing Contributions in either cash or in the Company's common stock. Annual Profit Sharing Contributions are allocated to eligible employees based on their proportionate compensation. At December 31, 1998, the Plan recorded a receivable from the Company in the amount of $8.3 million related to the 1998 Profit Sharing Contribution which was paid in February 1999.


The Plan limits the sum of a participant's annual Savings Contributions, and Matching Contribution and Profit Sharing Contribution ("Company Contributions") to the lesser of $30,000 or 25% of the Plan participant's compensation. Under certain circumstances, Plan participants may make contributions to the Plan in the form of rollover contributions ("Rollover Contributions").

Plan Administration
-------------------

T. Rowe Price serves as the investment manager for the Plan's trust fund and executes all investment actions. Recordkeeping responsibilities are maintained by T. Rowe Price. The assets held by the Prudential Insurance Co. of America Investment Contract GA-6436, ("Prudential") are from a previously merged plan and in accordance with the fund's contract, Prudential is transferring the Guaranteed Interest Fund to T. Rowe Price in 60 consecutive monthly installments.

Vesting
-------

A Plan participant's Matching Contribution account balance and Profit Sharing Contribution account balance shall become vested and nonforfeitable upon the completion of certain years of service with the Company or combined service with Dual and the Company, as follows:

           Completed years of service         Vested percentage
           --------------------------         -----------------

           Less than two years                         0%
           Two years                                  20%
           Three years                                40%
           Four years                                 60%
           Five years                                 80%
           Six or more years                         100%

A Plan participant shall become fully vested in his or her Matching Contribution account balance and Profit Sharing account balance upon certain events, including death or disability, attaining the age of 60, or a full or partial termination of the Plan. A Plan participant's Savings Contribution account balance and Rollover Contribution account balance is fully vested at all times.

Upon completion of each Plan year, the nonvested portion of Matching Contribution account balances and Profit Sharing Contribution account balances of terminated Plan participants are forfeited ("forfeitures") to the Plan and may be used to reduce the amount of Matching Contributions and Profit Sharing Contributions due or administrative expenses to be paid by the Company. At December 31, 1998 and 1997, the Plan had forfeiture balances of $442,088 and $250,912, respectively, which were reported as Other Payables in the Statement of Net Assets Available for Plan Benefits.

Distributions
-------------

Distributions of a Plan participant's Savings Contribution account and Rollover Contribution account and the vested portion of a participant's Matching Contribution account and Profit Sharing Contribution account are generally made within 60 days of an employee request due to termination of employment or certain Internal Revenue Service regulations. At December 31, 1998, the Plan's net assets included $98,486 for amounts allocated to the accounts of persons who had elected to withdraw from the Plan but had not yet been paid. At December 31, 1997, all persons had been paid who elected to withdraw from the Plan.

Investments
-----------

The Plan allows participants to invest among a number of different investment choices. The following are descriptions of the investment choices in the Plan:

          Company Stock Fund - The objective is to provide long-term growth of capital by investing in ENSCO International Incorporated common stock.

          Blended Stable Value Fund - The objective is to provide preservation of principal and a high level of monthly income by investing in an investment contract issued by an insurance company and the T. Rowe Price Stable Value Common Trust Fund which invests in investment contracts issued by insurance companies and banks.

          Balanced Fund - The objective is to provide capital growth, current income and preservation of capital by investing through a portfolio of stocks and fixed income securities.

          Spectrum Income Fund - The objective is to provide a high level of current income with moderate share price fluctuation by investing in a managed mix of domestic bank funds, two international bond funds, an income-oriented stock fund and a money market fund.

          Spectrum Growth Fund - The objective is to provide long-term capital appreciation and growth of income by investing in a managed mix of domestic stock funds, an international stock fund and a money market fund.

Effective April 1, 1999, the Plan increased the investment choices to ten investment options to provide participants a broader investment range. The following are descriptions of the five new investment choices in the Plan:

          Blue Chip Growth - The objective is to provide long-term capital growth by investing in large and medium sized blue chip growth companies that are well established and have the potential for above-average growth in earnings.

          Equity Income - The objective is to provide substantial dividend income and long-term capital appreciation by investing in the common stocks of established companies that pay above-average dividends.

          Equity  Index  500  -   The  objective  is  to  match the total return
          performance of the S&P 500(R) by investing in all 500 stocks that compose the S&P 500(R)Index.

          Mid-Cap Growth - The objective is to provide long-term capital appreciation by investing in mid-cap stocks offering the potential for above-average earnings growth.

          Small-Cap Stock - The objective is to provide long-term capital growth by investing in small to medium-sized companies that are believed by
          T. Rowe Price to offer superior earnings growth or that appear undervalued.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting
--------------------

The Plan's financial statements are prepared on the accrual basis of accounting.

The Plan's investments are stated at fair value, except for the Blended Stable Value Fund which is stated at contract value (Note 3). The Plan's investments are principally comprised of the Company's common stock, mutual funds and debt and equity securities. The fair value of the Plan's investments is determined by
T. Rowe Price and is based on quoted market prices.

Purchases and sales of securities and the Company's common stock are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Distributions
-------------

Distributions are recorded when paid.

Loans
-----

Effective January 1, 1998, the Plan adopted a loan policy. Generally, approved loans to eligible participants shall be granted from the participants' vested accounts on a pro-rata basis. The interest rate is a fixed rate determined monthly. All loans must be secured with an irrevocable pledge assignment.

Pervasiveness of Estimates
--------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related revenues and expenses, and disclosure of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

Reclassifications
-----------------

Certain previously reported amounts have been reclassified to conform to the 1998 presentation.

3.  INVESTMENT CONTRACTS

The Blended Stable Value Fund invests in an investment contract issued by Prudential and in a common trust fund which invests in investment contracts issued by insurance companies and banks. The Blended Stable Value Fund credited participant accounts at rates of interest ranging from 5.00% to 5.85% and 5.01% to 8.41% on the Prudential investment contract and the T. Rowe Price Stable Value Common Trust Fund, respectively, during 1998. The Blended Stable Value Fund is included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made plus credited interest, less Plan withdrawals.

4.  PLAN INVESTMENTS

Plan investments that represent 5% or more of the Plan's net assets are identified as follows:

                                                          December 31,
                                                  -----------------------------
                                                      1998              1997
                                                  -----------       -----------
Investment at Fair Value as Determined by
Quoted Market Price

  Mutual Funds:
      Balanced Fund, 179,644 and 124,948 units,
       respectively                               $ 3,339,577       $ 2,066,646
      Spectrum Income Fund, 211,804 and 127,304
       units, respectively                          2,435,748         1,484,361
      Spectrum Growth Fund, 429,731 and 331,327
       units, respectively                          7,069,083         5,278,037
      Other                                         1,506,882             4,061

  Common Stock:
      ENSCO International Incorporated,
      850,259 and 519,307 shares, respectively      9,087,146        17,396,798
                                                  -----------       -----------
                                                   23,438,436        26,229,903
Investments at Contract Value

      Blended Stable Value Fund                    17,313,637        14,083,364
                                                  -----------       -----------
                                                  $40,752,073       $40,313,267
                                                  ===========       ===========

In August 1997, the Company's Board of Directors approved a two-for-one stock split of the Company's common stock effective September 15, 1997. Accordingly, all references to common shares have been adjusted to reflect the two-for-one stock split. At December 31, 1998, the Plan's investment in the Company's common stock was based on the closing price on that date of $10.69 per share. The per share price of the Company's common stock has subsequently increased to $20.50 at the close of business on June 18, 1999. Like any investment in publicly traded securities, the Company's common stock is subject to price changes. During 1998, the high and low prices for the Company's common stock were $33.56 and $8.68, respectively.

5.  ADMINISTRATIVE FEES

The Plan has no employees and the Company covers all administrative costs of the Plan. The Company paid $80,759 and $71,859 for the administrative costs of the Plan during 1998 and 1997, respectively.

6.  EXCESS CONTRIBUTIONS

Net assets available for Plan benefits at December 31, 1997 includes $40,467 of amounts to be refunded from the Plan to certain highly compensated employees due to contributions which exceeded the discrimination limits under the Code Section 401(k). The 1997 excess contributions were due to administering the anti-discrimination tests for the 1995 and 1996 Plan years again as allowed by the Internal Revenue Service's Administrative Policy Regarding Self Correction ("APRSC"). These particular excess contributions were refunded to the applicable highly compensated employees in February 1998. At December 31, 1998, net assets available for Plan benefits did not include any amounts to be refunded from the Plan attributable to excess contributions.

7.  TAX STATUS

Management believes that the Plan is qualified under Section 401(a) of the Code and therefore the trust is exempt from taxation under Section 501(a). A favorable IRS determination letter dated September 21, 1995 was received for the Plan. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

Additional Information
Schedule I


                                                     ENSCO SAVINGS PLAN

                                Item 27a (Form 5500) - Schedule of Assets Held for Investment Purposes

                                                    at December 31, 1998


                                                               Description of investment
                                    --------------------------------------------------------------------------

       Identity of issue or                                           Rate of          Units                           Current
          party involved            Description of Investment         interest       or shares         Cost             Value
-----------------------------       -------------------------      --------------    ---------     -----------       -----------

T. Rowe Price:

    Blended Stable Value Fund:
      *The Prudential Insurance
         Co. of America Investment               GIC                5.00% - 5.85%          -       $ 3,021,065       $ 3,021,065
      *T. Rowe Price Stable
         Value Common Trust Fund                 GIC                5.01% - 8.41%          -        14,292,572        14,292,572
    *Balanced Fund                           Mutual Fund                  -           179,644        2,745,843         3,339,577
    *Spectrum Income Fund                    Mutual Fund                  -           211,804        2,400,817         2,435,748
    *Spectrum Growth Fund                    Mutual Fund                  -           429,731        6,373,397         7,069,083
                                                                                                   -----------       -----------
                                                                                                    28,833,694        30,158,045
                                                                                                   -----------       -----------
Employer securities:
    *ENSCO International                 ENSCO International
      Incorporated                   Incorporated Common Stock            -           850,259       15,823,964         9,087,146
                                                                                                   -----------       -----------

    *Loan Fund                            Participant Loans                                                  -         1,506,882
                                                                                                   -----------       -----------

                                                                                                   $44,657,658       $40,752,073
                                                                                                   ===========       ===========



* Party-in-interest.

Additional Information
Schedule II


                                                     ENSCO SAVINGS PLAN

                           Item 27d (Form 5500) - Schedule of Reportable Transactions (in the Aggregate)

                                                Year Ended December 31, 1998


                                                                                                            Market
                                                                                                           value on
  Identity of party           Description         Purchase      Selling    Lease    Expense    Cost of    transaction      Net
     Involved                of transaction         price        price     rental   incurred    asset        date       gain (loss)
--------------------------  ------------------   ----------   ----------  --------  --------  ----------  -----------   -----------

ENSCO International         Purchase of shares   $7,112,611                                                $7,112,611
 Incorporated                Sales of shares                  $1,336,205                      $1,349,168    1,336,205    ($12,963)

T. Rowe Price               Purchase of shares                                                              1,426,809
 Settlement Account          Sales of shares                   1,415,580                                    1,415,580

T. Rowe Price Stable        Purchase of shares    5,303,550                                                 5,303,550
 Value Common Trust Fund     Sales of shares                   2,273,603                       2,273,603    2,273,603           -

T. Rowe Price               Purchase of shares    2,714,207                                                 2,714,207
 Spectrum Growth Fund        Sales of shares                   1,088,025                       1,022,365    1,088,025      65,660


Additional Information
Schedule II


                                                     ENSCO SAVINGS PLAN

                       Item 27d (Form 5500) - Schedule of Reportable Transactions (Single Transactions)

                                                Year Ended December 31, 1998

                                                                                                            Market
                                                                                                           value on
  Identity of party           Description         Purchase      Selling    Lease    Expense    Cost of    transaction      Net
     Involved                of transaction         price        price     rental   incurred    asset        date       gain (loss)
--------------------------  ------------------   ----------   ----------  --------  --------  ----------  -----------   -----------

T. Rowe Price Stable
 Value Common Trust Fund    Purchase of shares   $2,961,355                                               $2,961,355


                       CONSENT OF INDEPENDENT ACCOUNTANTS
                       ----------------------------------



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-40282) of ENSCO International Incorporated of our report dated June 18, 1999 relating to the financial statements, which appears in this Form 11-K.




/s/ PricewaterhouseCoopers LLP
------------------------------
    PricewaterhouseCoopers LLP

Dallas, Texas
June 25, 1999